Filed Pursuant to Rule 433
Dated October 13, 2009
Registration Statement No. 333-153704
Relating to Preliminary Prospectus Supplement

Dated October 13, 2009 to

Prospectus dated September 26, 2008

DEERE & COMPANY

4.375% Notes due 2019
5.375% Notes due 2029

Term Sheet dated October 13, 2009

Issuer:	Deere & Company

Trade Date:	October 13, 2009

Type of Offering:	SEC registered

Settlement Date:	October 16, 2009

Interest Payment Dates:	April 16 and October 16, beginning on April 16, 2010

Security:	4.375% Notes due 2019	5.375% Notes due 2029

Size:	$750,000,000	$500,000,000

Maturity Date:	October 16, 2019	October 16, 2029

Benchmark Treasury:	3.625% UST Due August, 2019	4.250% UST Due May, 2039

Benchmark Treasury Yield and Price:	3.343%; 102-11	4.194%; 100-30

Yield to Maturity:	4.443%	5.394%

Spread to Benchmark Treasury:	110 basis points	120 basis points

Coupon (Interest Rate):	4.375% per year	5.375% per year

Proceeds to the Issuer:	$742,545,000	$494,470,000

Price to Public:	99.456% of principal amount, plus accrued interest, if any, from October 16, 2009	99.769% of principal amount, plus accrued interest, if any, from October 16, 2009

CUSIP:	244199 BC8	244199 BD6

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities Inc.

Senior Co-Managers:

Banc of America Securities LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

RBC Capital Markets Corporation

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc. BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. Santander Investment Securities Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling Citigroup Global Markets Inc. at (877) 858-5407, Deutsche Bank Securities Inc. at (800) 503-4611 or J.P. Morgan Securities Inc. at (212) 834-4533 (collect).

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